Exhibit 13.3

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in most respects, conform to U.S. GAAP.  Significant differences between Canadian and U.S. GAAP are as follows:

A.

EARNINGS AND EARNINGS PER SHARE (EPS)

		3 months ended June 30		6 months ended June 30
					2005
	Reconciling		2005		(Restated, Note
	items	2006	(Restated, Note 1)	2006	1)
Net Earnings - Canadian GAAP		$86.4	$25.8	$155.6	$75.2
Effect of timing difference, net of tax		1.0	$-	1.0	-
Derivatives and hedging activities, net of tax	I	0.3	(2.6)	0.3	(1.8)
Start-up costs, net of tax	II	-	(0.1)	.1)	(0.1)
Amortization of pension transition adjustment, net of tax	V	(1.0)	(1.0)	(2.0)	(2.0)
Net earnings - U.S. GAAP		$86.7	$22.1	$154.8	$71.3
Foreign currency cumulative translation adjustment	I,VII	(0.6)	(6.2)	(21.1)	(7.3)
Net gain (loss) on derivative instruments	I,VII	(63.4)	(28.0)	88.5	(88.6)
Comprehensive (loss) income - U.S. GAAP		$22.7	$(12.1)	$222.2	$(24.6)
Basic and diluted EPS - U.S. GAAP
Net earnings		$0.43	$0.11	$0.77	$0.36

B.

BALANCE SHEET INFORMATION

					Dec. 31,
					2005
					(Restated,
			June 30, 2006		Note 1)
	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Price risk management assets, current	I	71.0	150.4	63.8	77.7
Income taxes receivable	I	45.4	48.9	48.8	50.2
Property, plant and equipment, net	II	5,447.2	5,444.0	5,551.6	5,548.5
Price risk management assets, long-term	I	6.4	146.2	13.8	162.6
Other assets (including current portion)	I, II	185.9	29.1	210.9	46.2
Liabilities
Accounts payable and accrued liabilities	V	430.8	430.4	590.3	587.5
Income taxes payable	III	3.2	-	13.8	8.4
Price risk management liabilities, current	I	60.9	157.0	58.3	229.7
Long-term debt	I	2,165.3	2,162.6	2,208.6	2,237.0
Price risk management liabilities, long-term	I	1.5	281.3	8.6	259.3
Future or deferred income tax liabilities (including current portion)	I, II, III	719.0	637.2	757.0	608.4
Non-controlling interest	I	547.6	546.9	558.6	557.9
Equity
Contributed surplus	IV	-	133.0	-	133.0
Retained earnings	I, II, III	921.7	768.2	866.1	710.7
Cumulative translation adjustment	I	(70.0)	-	(67.0)	-
Accumulated other comprehensive loss	I, III, VII	-	(273.9)	-	(341.3)

TRANSALTA CORPORATION / Q2 2006   1

C.

RECONCILING ITEMS

I.

Derivatives and hedging activities

Under U.S. GAAP, trading and non-trading activities and foreign exchange and interest rate risk management activities are accounted for in accordance with Financial Accounting Standards Board (FASB) Statement 133 - Accounting for Derivative Instruments and Hedging Activities, which requires that derivative instruments be recorded in the consolidated balance sheets at fair value as either assets or liabilities, and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met.  If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized currently in earnings.  If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in other comprehensive income, and the gains and losses related to these derivatives are recognized in earnings in the same period as the settlement of the underlying hedged transaction.  Any ineffectiveness relating to these hedges is recognized currently in earnings.  The assets and liabilities related to derivative instruments for which hedge accounting criteria are met are reflected as price risk management assets and liabilities, other asset and deferred credits and other liabilities in the consolidated balance sheets.  Many of the corporation’s electricity sales and fuel supply agreements that otherwise would be required to follow derivative accounting qualify as normal purchases and normal sales under Statement 133 and are therefore exempt from fair value accounting treatment.  This exemption is available for the electricity industry as electricity cannot be stored and generators may be required to maintain sufficient capacity to meet customer demands.  This exemption is also available for some physically settled commodity contracts if certain criteria are met.  Non-derivatives used in trading activities are accounted for using the accrual method under U.S. GAAP.

(i)

Fair value hedging strategy

The corporation enters into foreign exchange forward contracts to hedge certain firm commitments denominated in foreign currencies to protect against adverse changes in exchange rates and uses interest rate swaps to manage interest rate exposure.  The swaps modify exposure to interest rate risk by converting a portion of the corporation’s fixed-rate debt to a floating rate.

There was no ineffectiveness related to these hedges in the periods presented.

(ii)

Cash flow hedging strategy

At June 30, 2006, the corporation’s cash flow hedges of the forecasted sale of power and the forecasted purchase of natural gas for the corporation’s plants resulted in the recognition of an after tax unrealized gain in OCI of $91.7 million. These hedges have been accounted for on an accrual basis under Canadian GAAP but have been recorded on the balance sheet at fair value for U.S. GAAP.

For the three and six months ended June 30, 2006, the corporation’s cash flow hedges resulted in an after-tax loss of $nil and $nil (2005 – $nil and $nil) related to the ineffective portion of its hedging instruments, and an after-tax gain of $nil and $nil for three and six months ended June 30, 2006 (2005 – $nil and $nil) related to the portion not designated as a hedge.

In November 2003, forward starting swaps with a notional amount of US$200.0 million and treasury and spread locks with a notional amount of $100.0 million were settled and debt was issued, resulting in an after-tax loss of $25.3 million.  The loss is being reclassified from accumulated other comprehensive income (AOCI) into income as interest expense is recognized on the debt.

Over the next 12 months, the corporation estimates that $16.0 million of after-tax losses that arose from cash flow hedges will be reclassified from AOCI to net earnings.  These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors.  Therefore, management is unable to predict what the actual reclassification from AOCI to earnings (positive or negative) will be for the next 12 months.

2   TRANSALTA CORPORATION / Q2 2006

(iii)   Net investment hedges

The company uses cross-currency interest rate swaps, foreign currency forward contracts and direct foreign currency debt to hedge its exposure to changes in the carrying value of its investments in its foreign subsidiaries in the U.S., Australia and Mexico.  Realized and unrealized gains and losses from these hedges are included in Other Comprehensive Income (OCI), with the related amounts due to or from counterparties included in other assets and deferred credits and other liabilities and long-term debt.

In the three and six months ended June 30, 2006, the corporation recognized an after-tax loss of $63.4 million and an after-tax gain of $88.5 million (2005 – after tax loss of $28.9 million and $90.4 million), respectively on its net investment hedges, included in OCI.

In the three and six months ended June 30, 2006, the corporation recognized after-tax losses of $0.3 million (2005 – $nil) and $0.3 million (2005 - $nil), related to ineffectiveness of net investment hedges.

(iv)   Trading activities

The corporation markets energy derivatives to optimize returns from assets, to earn trading revenues and to gain market information.  Derivatives, as defined under Statement 133, are recorded on the consolidated balance sheets at fair value under both Canadian and U.S. GAAP.  Non-derivative contracts entered into subsequent to the rescission of EITF 98-10 are accounted for using the accrual method.

(v)   Other hedging activities

In the three and six months ended June 30, 2006, the corporation recognized pre-tax losses of $nil and $nil (2005 - $nil and $nil), respectively, related to hedging activities that do not qualify for hedge accounting under Statement 133.

II.  Start-up costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP.  This results in decreased depreciation and amortization expense under U.S. GAAP.

III.  Income taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP would be as follows:

	June 30	Dec. 31
		2005
	20 0 6	(Restated, Note 1)
Future income tax liabilities (net) under Canadian GAAP	$(511.7)	$(560.3)
Derivatives	91.8	160.0
Start-up costs	(2.3)	(2.3)
Pensions	(7.7)	(9.1)
	$(429.9)	$(411.7)

Comprised of the following:	June 30	Dec. 31
		2005
	2 0 0 6	(Restated, Note 1)
Current deferred income tax assets	$3 6 . 3	$26.6
Long-term deferred income tax assets	171.0	170.1
Current deferred income tax liabilities	-	(15.5)
Long-term deferred income tax liabilities	(637.2)	(592.9)
	$(429.9)	$(411.7)

(IV)   Contributed surplus

In 1998, the corporation transferred generation assets to its subsidiary TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen. The fair value paid by TA Cogen for the assets exceeded their historical carrying values.

TRANSALTA CORPORATION / Q2 2006   3

For Canadian GAAP, the corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain. As TA Power held an option to resell their interest in TA Cogen to the corporation in 2018, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 51, the option initially held by TA Power to potentially resell TA Cogen units to the corporation in 2018 causes the excess of the consideration paid by TA Power over the corporation’s historical carrying value in these assets to be characterized as contributed surplus in 1998. This amount of contributed surplus is reduced by the related tax effect. As a result, under U.S. GAAP, there is no amortization of the gain into income in the period from 1998 to 2002 and no recognition of the unamortized balance of the gain in 2003.

V.  Employee future benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989.   It was not feasible to apply this standard using this effective date.  The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the Securities and Exchange Commission (SEC) and is amortized over 10 years.

As a result of the corporation’s plan asset return experience for its U.S. registered pension plan, at December 31, 2005, the corporation was required under U.S. GAAP to recognize an additional minimum liability.  The liability was recorded as a reduction in common equity through a charge to OCI, and did not affect net income for 2005.  The charge to OCI, will be restored through common equity in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

VI.  Joint ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity.  Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method.  However, in accordance with practices prescribed by the SEC, the corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VII.  Other comprehensive (loss) income

The changes in the components of OCI were as follows:

	3 months ended June 30		6 months ended June 30
	2006	2005	2006	2005
Net gain on derivative instruments:
Unrealized loss, net of taxes of $49.0 million	$(63.4)	$(28.9)	$ 88.5	$(90.4)
Reclassification adjustment for losses included in net income	-	0.9	-	1.8
Net gain on derivative instruments	(63.4)	(28.0)	88.5	(88.6)
Translation adjustments	(0.6)	(6.2)	(21.1)	(7.3)
Other comprehensive (loss) income	$(64.0)	$(34.2)	$ 67.4	$(95.9)
The components of AOCI were:
			June 30	Dec. 31
			2006	2005
Net loss on derivative instruments			$ (186.9)	$(275.4)
Translation adjustments			(73.8)	(52.7)
Registered pension alternate minimum liabilities			(13.2)	$(13.2)
Accumulated other comprehensive loss			$ (273.9)	$(341.3)

VIII.  Asset retirement obligations

FASB issued Statement 143 - Asset Retirement Obligations, which requires asset retirement obligations to be measured at fair value and recognized when the obligation is incurred.  A corresponding amount is capitalized as part of the asset’s carrying amount and depreciated over the asset’s useful life.  TransAlta adopted the provisions of Statement 143 effective Jan. 1, 2003.

In accordance with Canadian GAAP, the asset retirement obligations standard was adopted retroactively with restatement of prior periods.  Under U.S. GAAP, the impact of adopting Statement 143 was recognized as a cumulative effect of a change in accounting principle as of Jan. 1, 2003, the beginning of the fiscal year in which the Statement was first applied.  The change resulted in an after-tax increase in net earnings of $52.5 million ($82.7 million pre-tax).

4   TRANSALTA CORPORATION / Q2 2006

IX.  Changes in accounting standards

On May 19, 2004, FASB issued FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) that provides guidance on the accounting for the effects of the Act for employers that sponsor post-retirement health care plans that provide drug benefits.  The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare.  TransAlta’s prescription drug benefit plan in the U.S. is not material to the corporation’s post-retirement benefit plan and therefore the impact of the FSP is not material to the consolidated financial statements.

TRANSALTA CORPORATION / Q2 2006   5